B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended March 31, 2025

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 7, 2025 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2025 and the annual consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2024. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IAS 34"). The unaudited condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis.

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR+ at www.sedarplus.ca.

OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia, and a fourth mine under construction in Canada, the Goose Project. The Company also holds an approximately 33% interest in Versamet Royalties Corporation ("Versamet") and a portfolio of exploration and development projects in a number of countries including Mali, Colombia and Finland.
Summary
Consolidated gold revenue for the first quarter of 2025 was $532 million on sales of 183,998 ounces at an average price of $2,892 per ounce compared to $461 million on sales of 222,978 ounces at an average price of $2,069 per ounce in the first quarter of 2024. The increase in gold revenue of 15% ($71 million) was attributable to a 40% increase in average gold price realized partially offset by a 17% decrease in gold ounces sold.
Consolidated gold production from the Company’s three operating mines was 192,752 ounces in the first quarter of 2025, 6% (10,554 ounces) higher than budget and 10% (21,587 ounces) lower compared to the first quarter of 2024. For the first quarter of 2025, production from each mine exceeded budget. The Fekola, Masbate and Otjikoto mines were 3% (2,649 ounces), 13% (5,327 ounces) and 5% (2,578 ounces) higher than budget, respectively (refer to "Review of Mining Operations and Development Projects" section below). In the first quarter of 2025, the Otjikoto Mine produced 16% (7,162 ounces) more ounces than the first quarter of 2024, while the Fekola and Masbate Mines produced 21% (25,336 ounces) and 7% (3,413 ounces) less ounces, respectively, compared to the first quarter of 2024.
For the first quarter of 2025, consolidated cash operating costs1 were $832 per gold ounce produced ($880 per gold ounce sold), $168 (17%) lower than budget and $114 (16%) per gold ounce produced higher than the first quarter of 2024. Cash operating costs per ounce produced for the first quarter of 2025 were lower than budget largely as a result of lower than budgeted fuel costs and higher than budgeted production. Compared to the first quarter of 2024, cash operating costs per ounce produced for the first quarter of 2025 were higher mainly due to more ounces produced in the first quarter of 2024.

Consolidated all-in sustaining costs2 for the first quarter of 2025 were $1,533 per gold ounce sold compared to budget of $1,741 per gold ounce sold and $1,346 per gold ounce sold for the first quarter of 2024. Consolidated all-in sustaining costs for the first quarter of 2025 were $208 (12%) per gold ounce sold lower than budget due to lower than budgeted production costs per gold ounce sold, lower than budgeted sustaining capital expenditures and lower general and administrative costs partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures and lower general and administrative costs were mainly a result of timing of expenditures and are expected to be incurred later in 2025.

Total gold production for 2025 is expected to be between 970,000 and 1,075,000 ounces. The expected increase in gold production relative to 2024 is predominantly due to the scheduled mining and processing of higher-grade ore from the Fekola Phase 7 and Cardinal pits made accessible by the deferred stripping campaign that was undertaken throughout 2024, commencement of gold production at the Goose Project by the end of the second quarter of 2025, commencement of mining of higher-grade ore at Fekola underground in mid-2025, and the expected contribution from Fekola Regional starting later in the second half of 2025. Total consolidated cash operating cost guidance for the Fekola Complex, Masbate Mine, and Otjikoto Mine for 2025 are forecast to be between $835 and $895 per gold ounce and total all-in sustaining cost guidance for the Fekola Complex, Masbate Mine, and Otjikoto Mine for 2025 are forecast to be between $1,460 and $1,520 per gold ounce. Operating cost guidance for the Goose Project for the second half of 2025 will be released in mid-year 2025 following the commencement of gold production.

For the first quarter of 2025, the Company generated net income of $63 million compared to a net income of $48 million in the first quarter of 2024, including net income attributable to the shareholders of the Company of $58 million ($0.04 per share) in the first quarter of 2025 compared to net income attributable to the shareholders of the Company of $40 million ($0.03 per share) in the first quarter of 2024. Adjusted net income attributable to the shareholders of the Company for the first quarter of 2025 was $122 million ($0.09 per share) compared to adjusted net income attributable to the shareholders of the Company of $82 million ($0.06 per share) in the first quarter of 2024.

Cash flow provided by operating activities was $179 million in the first quarter of 2025 compared to $711 million in the first quarter of 2024, a decrease of $532 million due mainly to $500 million of proceeds received from a series of prepaid gold sales (the "Gold Prepay") in January 2024, higher long-term inventory outflows, higher working capital outflows and higher long-term value added tax receivables outflows, partially offset by higher gold revenues. Cash income and withholding tax payments in the first quarter of 2025 totalled $55 million (first quarter of 2024 - $39 million). Based on actual results for the first quarter of 2025 and revised forecast assumptions, including an average forecast gold price of $2,700 per ounce for the remainder of 2025 (previously $2,250 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2025 of approximately $307 million (previous estimate was $206 million).

1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

B2Gold continues to maintain a strong financial position and liquidity. At March 31, 2025, the Company had cash and cash equivalents of $330 million (December 31, 2024 - $337 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $174 million (December 31, 2024 - $321 million). During the first quarter of 2025, the Company repaid the outstanding balance of $400 million on the Company's $800 million revolving credit facility ("RCF"), leaving $800 million remaining available for future draw downs.

On January 28, 2025, the Company issued convertible senior unsecured notes (the "Notes”) with an aggregate principal amount of $460 million. The Notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025 and mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 common shares of B2Gold (“Shares”) per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represented a premium of approximately 35% relative to the closing sale price of the Shares on January 23, 2025 and is subject to adjustment in certain events. B2Gold has the right to redeem the Notes in certain circumstances and holders have the right to require B2Gold to repurchase their Notes upon the occurrence of certain events. The Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes are structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

On February 4, 2025, the Company announced the positive preliminary economic assessment ("PEA") results for the Antelope deposit near the Otjikoto Mine in Namibia. Based on the positive results from the PEA, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost, underground gold mine that can supplement Otjikoto's low-grade stockpile production during the period of 2028 to 2032 and result in a meaningful production profile for Otjikoto into the next decade. The PEA for Antelope indicates an initial mine life of 5 years and total production of 327,000 ounces averaging approximately 65,000 ounce per year over the life-of mine. In combination with the processing of existing low grade stockpiles, production from Antelope has the potential to increase Otjikoto Mine production to approximately 110,000 ounces per year from 2029 through 2032. The Company has approved an initial budget of up to $10 million for 2025 to de-risk the Antelope deposit development schedule by advancing early work planning, project permits, and long lead orders. Technical work including geotechnical, hydrogeological, and metallurgical testing is anticipated to be completed over the next several months. Cost and schedule assumptions will continue to be refined by working with suppliers and contractors, including running a competitive bid process for the development phase of the Antelope deposit. A construction decision is expected in the third quarter of 2025. The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

On February 19, 2025, B2Gold’s Board of Directors ("Board") declared a cash dividend for the first quarter of 2025 of $0.02 per common share (or an expected $0.08 per share on an annualized basis), paid on March 20, 2024. The declaration and payment of future quarterly dividends remains at the sole discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

On April 1, 2025, the Toronto Stock Exchange accepted the notice of B2Gold’s intention to implement a normal course issuer bid, which became effective on April 3, 2025 and will expire no later than April 2, 2026.

B2Gold successfully completed the 2025 winter ice road ("WIR") campaign in mid-April 2025, one month ahead of schedule, and delivered all necessary material from the Marine Laydown Area ("MLA") to support operations until next year's WIR campaign.

All planned construction activities for the first quarter of 2025 were completed and project construction and development continue to progress on track for first gold pour at the Goose Project by the end of the second quarter of 2025 followed by ramp up to commercial production in the third quarter of 2025. The Company continues to estimate that gold production in 2025 will be between 120,000 and 150,000 ounces. The Company is pursuing multiple optimization studies for the Goose Project, including one study to analyze the potential to increase mill throughput at the Goose Project from 4,000 tonnes per day ("tpd") potentially up to 6,000 tpd, and a separate study analyzing the implementation of a flotation/concentrate leach process which has the potential to increase gold recovery and reduce processing unit costs. The Goose Project is currently permitted for mill throughput of up to 6,000 tpd, so no amendment to the Project Certificate would be required if the Company pursues the mill throughput expansion. The results of these studies are expected to be finalized in late 2025/early 2026. Once the studies are completed, the Company will evaluate the economics of each option and pursue the desired choice.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended
	March 31,
	2025	2024

Gold revenue ($ in thousands)	532,107	461,444
Net income ($ in thousands)	62,564	48,481
Earnings per share – basic(1) ($/ share)	0.04	0.03
Earnings per share – diluted(1) ($/ share)	0.04	0.03
Cash provided by operating activities ($ thousands)	178,788	710,727
Average realized gold price ($/ ounce)	2,892	2,069
Adjusted net income(1)(2) ($ in thousands)	121,850	81,503
Adjusted earnings per share(1)(2) – basic ($)	0.09	0.06
Consolidated operations results:
Gold sold (ounces)	183,998	222,978
Gold produced (ounces)	192,752	214,339
Production costs ($ in thousands)	161,994	156,745
Cash operating costs(2) ($/ gold ounce sold)	880	703
Cash operating costs(2) ($/ gold ounce produced)	832	718
Total cash costs(2) ($/ gold ounce sold)	1,113	838
All-in sustaining costs(2) ($/ gold ounce sold)	1,533	1,346
Operations results including equity investment in Calibre(3):
Gold sold (ounces)	183,998	234,355
Gold produced (ounces)	192,752	225,716
Production costs ($ in thousands)	161,994	168,650
Cash operating costs(2) ($/ gold ounce sold)	880	720
Cash operating costs(2) ($/ gold ounce produced)	832	734
Total cash costs(2) ($/ gold ounce sold)	1,113	851
All-in sustaining costs(2) ($/ gold ounce sold)	1,533	1,345
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Production from Calibre Mining Corp.'s ("Calibre") La Libertad, El Limon and Pan mines is presented on an approximate 24% basis until January 24, 2024 and 14% subsequently until June 20, 2024 which represented the Company’s indirect ownership interest in Calibre's operations through its equity investment in Calibre. On June 20, 2024, the Company reduced its ownership interest to approximately 4% and determined that it no longer had significant influence over Calibre and as a result, after June 20, 2024, no longer recorded attributable production representing its indirect ownership interest in Calibre's mines through an equity investment.
First quarter 2025 and 2024 results
Revenue
Consolidated gold revenue for the first quarter of 2025 was $532 million on sales of 183,998 ounces at an average price of $2,892 per ounce compared to $461 million on sales of 222,978 ounces at an average price of $2,069 per ounce in the first quarter of 2024. The increase in gold revenue of 15% ($71 million) was attributable to a 40% increase in average gold price realized partially offset by a 17% decrease in gold ounces sold.

In the first quarter of 2025, the Fekola Mine accounted for $255 million (first quarter of 2024 - $256 million) of gold revenue from the sale of 87,808 ounces (first quarter of 2024 - 123,828 ounces), the Masbate Mine accounted for $129 million (first quarter of 2024 - $99 million) of gold revenue from the sale of 44,450 ounces (first quarter of 2024 - 47,700 ounces) and the Otjikoto Mine accounted for $148 million (first quarter of 2024 - $106 million) of gold revenue from the sale of 51,740 ounces (first quarter of 2024 - 51,450 ounces).
Production and operating costs

Consolidated gold production from the Company’s three operating mines was 192,752 ounces in the first quarter of 2025, 6% (10,554 ounces) higher than budget and 10% (21,587 ounces) lower compared to the first quarter of 2024. For the first quarter of

2025, production from each mine exceeded budget. The Fekola, Masbate and Otjikoto mines were 3% (2,649 ounces), 13% (5,327 ounces) and 5% (2,578 ounces) higher than budget, respectively (refer to "Review of Mining Operations and Development Projects" section below). In the first quarter of 2025, the Otjikoto Mine produced 16% (7,162 ounces) more ounces than the first quarter of 2024, while the Fekola and Masbate Mines produced 21% (25,336 ounces) and 7% (3,413 ounces) less ounces, respectively, compared to the first quarter of 2024.

For the first quarter of 2025, consolidated cash operating costs (refer to "Non-IFRS Measures") were $832 per gold ounce produced ($880 per gold ounce sold), $168 (17%) lower than budget and $114 (16%) per gold ounce produced higher than the first quarter of 2024. Cash operating costs per ounce produced for the first quarter of 2025 were lower than budget largely as a result of lower than budgeted fuel costs and higher than budgeted production. Compared to the first quarter of 2024, cash operating costs per ounce produced for the first quarter of 2025 were higher mainly due to more ounces produced in the first quarter of 2024.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the first quarter of 2025 were $1,533 per gold ounce sold compared to budget of $1,741 per gold ounce sold and $1,346 per gold ounce sold for the first quarter of 2024. Consolidated all-in sustaining costs for the first quarter of 2025 were $208 (12%) per gold ounce sold lower than budget due to lower than budgeted production costs per gold ounce sold, lower than budgeted sustaining capital expenditures and lower general and administrative costs partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures and lower general and administrative costs were mainly a result of timing of expenditures and are expected to be incurred later in 2025.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $90 million for the first quarter of 2025, which was consistent with $90 million in the first quarter of 2024. The impact of lower gold ounces sold on depreciation and depletion expense in the first quarter of 2025 compared to the first quarter of 2024 was offset by a higher depreciation ounce per gold ounce sold resulting from lower recoverable ounces in the first quarter of 2025 and higher depreciation of deferred stripping costs.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $43 million for the first quarter of 2025 compared to $30 million in the first quarter of 2024. The 43% increase in royalties and production taxes was due to a 40% increase in the average realized gold price, higher revenue-based production taxes and State funds for the Fekola Mine which became effective in March 2025, partially offset by a 17% decrease in gold ounces sold.
Other
G&A costs relate mainly to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the first quarter of 2025 was $12 million, which was 17% lower than the first quarter of 2024 due to lower salary and travel costs in the first quarter of 2025.
Share-based payment expense for the first quarter of 2025 was $6 million, which was $1 million higher than the first quarter of 2024. The higher share-based payment expense resulted from the higher share valuation of grants in the first quarter of 2025 compared to the first quarter of 2024.

In the first quarter of 2025, the Company recorded a $5 million write-down of mining interests relating to greenfield exploration targets.

The Company reported $7 million in foreign exchange gains for the first quarter of 2025 reflecting the strengthening of the CFA which impacts the Company's Malian operations compared to foreign exchange losses of $2 million for the first quarter of 2024 reflecting the weakening of the CFA.
The Company recorded an expense for non-recoverable input taxes of $7 million in the first quarter of 2025 compared to $4 million in the first quarter of 2024.
For the first quarter of 2025, other operating expenses totalled $6 million, which included $3 million for non-capital exploration and $3 million loss on disposal of fixed assets.
The Company reported $6 million in interest and financing expense during the first quarter of 2025, $4 million lower than the first quarter of 2024, reflecting higher interest capitalization relating to the Company's development activities in the first quarter of 2025. Interest income for the first quarter of 2025 was $3 million compared to $5 million in the first quarter of 2024.

The Company recorded losses on derivative instruments of $43 million for the first quarter of 2025. The losses for the first quarter of 2025 included unrealized losses of $52 million on the Company's gold collars partially offset by an $8 million realized gain on the cash settled total return swap entered into with one of the purchasers of the Notes.
The Company reported a loss on change in fair value of the gold stream obligation of $31 million for the first quarter of 2025 resulting from increases in long-term gold price assumptions and changes in interest rates compared to a loss on change in fair value of the gold stream obligation of $11 million for the first quarter of 2024.
For the first quarter of 2024, the Company recorded a dilution loss on investment in Calibre of $10 million mainly relating to the dilution of the Company's investment in Calibre from 24% to 15% following Calibre's acquisition of Marathon Gold Corp. in January 2024.

For the first quarter of 2025, the Company recorded current income tax, withholding and other tax expense of $86 million compared to $62 million in the first quarter of 2024, consisting of current income tax expense of $69 million (first quarter of 2024 - $51 million), the existing 20% priority dividend to the State of Mali of $13 million (first quarter of 2024 - $8 million) and withholding tax (on intercompany dividends/management fees) of $4 million (first quarter of 2024 - $3 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. In the first quarter of 2025, the priority dividend rate increased to 20%, pursuant to the Memorandum of Understanding signed with the State of Mali in September 2024, whereas in the first quarter of 2024 the priority dividend rate was 10%. Compared to the first quarter of 2024, current tax expense in the first quarter of 2025 was $19 million higher mainly because of higher taxable income in the current quarter. For the first quarter of 2025 compared to the first quarter of 2024, the withholding tax on intercompany dividends was $1 million higher due to more dividends paid and the priority dividends were $5 million higher mainly due to the increase in the priority dividend rate. For the first quarter of 2025, the Company recorded a deferred income tax recovery of $16 million compared to a deferred income tax expense of $20 million in the first quarter of 2024. The 2025 deferred tax expense for the first quarter of 2025 includes $5 million higher future withholding taxes, $29 million lower foreign exchange effects and $12 million of other changes mainly due to higher temporary differences between accounting and taxable income.

For the first quarter of 2025, the Company generated net income of $63 million compared to a net income of $48 million in the first quarter of 2024, including net income attributable to the shareholders of the Company of $58 million ($0.04 per share) in the first quarter of 2025 compared to net income attributable to the shareholders of the Company of $40 million ($0.03 per share) in the first quarter of 2024. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the first quarter of 2025 was $122 million ($0.09 per share) compared to adjusted net income of $82 million ($0.06 per share) in the first quarter of 2024. Adjusted net income in the first quarter of 2025 excluded the write-down of mining interests of $5 million, unrealized losses on derivative instruments of $51 million, realized gain of $8 million on the total return swap, loss on change in fair value of the gold stream obligation of $31 million, and deferred income tax recovery of $15 million.

Cash flow provided by operating activities was $179 million in the first quarter of 2025 compared to $711 million in the first quarter of 2024, a decrease of $532 million due mainly to $500 million of proceeds received from the Gold Prepay in January 2024, higher long-term inventory outflows, higher working capital outflows and higher long-term value added tax receivables outflows, partially offset by higher gold revenues. Cash income and withholding tax payments in the first quarter of 2025 totalled $55 million (first quarter of 2024 - $39 million). Based on actual results for the first quarter of 2025 and revised forecast assumptions, including an average forecast gold price of $2,700 per ounce for the remainder of 2025 (previously $2,250 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2025 of approximately $307 million (previous estimate was $206 million).

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended
	March 31,
	2025	2024

Gold revenue ($ in thousands)	254,667	256,318
Gold sold (ounces)	87,808	123,828
Average realized gold price ($/ ounce)	2,900	2,070
Tonnes of ore milled	2,446,671	2,462,863
Grade (grams/ tonne)	1.31	1.62
Recovery (%)	91.5	92.7
Gold production (ounces)	93,805	119,141
Production costs ($ in thousands)	89,025	85,105
Cash operating costs(1) ($/ gold ounce sold)	1,014	687
Cash operating costs(1) ($/ gold ounce produced)	965	698
Total cash costs(1) ($/ gold ounce sold)	1,350	852
All-in sustaining costs(1) ($/ gold ounce sold)	1,937	1,436
Capital expenditures ($ in thousands)	64,003	80,562
Exploration ($ in thousands)	—	1,302
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) produced 93,805 ounces of gold for the first quarter of 2025, 3% (2,649 ounces) above budget and 21% (25,336 ounces) lower than the first quarter of 2024. For the first quarter of 2025, mill feed grade was 1.31 grams per tonne ("g/t") compared to budget of 1.38 g/t and 1.62 g/t in the first quarter of 2024; mill throughput was 2.45 million tonnes compared to budget of 2.21 million tonnes and 2.46 million tonnes in the first quarter of 2024; and gold recovery averaged 91.5% compared to budget of 92.6% and 92.7% in the first quarter of 2024. Gold grades realized in April 2025 were in line with the overall annual budgeted grade of 1.84 g/t for 2025.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2025 were $965 per ounce produced ($1,014 per gold ounce sold) compared to a budget of $1,133 per ounce produced and $698 per ounce produced for the first quarter of 2024. Cash operating costs per ounce produced for the first quarter of 2025 were $168 (15%) per ounce produced lower than budget as a result of higher than budgeted gold production, lower operating costs including lower fuel prices for diesel and heavy fuel oil ("HFO"), and lower processing maintenance costs. Compared to the first quarter of 2024, cash operating costs per ounce produced for the first quarter of 2025 were $267 (38%) higher due primarily to significantly lower planned gold production in the first quarter of 2025 compared to the first quarter of 2024.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2025 were $1,937 per gold ounce sold compared to a budget of $2,052 per gold ounce sold and $1,436 per gold ounce sold in the first quarter of 2024. All-in sustaining costs for the first quarter of 2025 were $115 (6%) per gold ounce sold lower than budget as a result of lower than budgeted production costs per gold ounce sold and lower than budgeted sustaining capital expenditures ($6 million), partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price and lower than budgeted gold ounces sold. Gold royalties include higher revenue-based production taxes based on a sliding scale and revenue-based State funds for the Fekola Mine, which became effective for the first time in March 2025. The lower sustaining capital expenditures for the first quarter of 2025 were mainly a result of timing of expenditures and are expected to be incurred later in 2025.

Capital expenditures in the first quarter of 2025 totalled $64 million primarily consisting of $20 million for deferred stripping, $17 million for Fekola underground development, $16 million for mobile equipment purchases and rebuilds, $4 million for the construction of a new tailings storage facility ("TSF") and $3 million for solar plant expansion.

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto, and Bakolobi permits) and the Dandoko permit). The Fekola Complex in Mali is expected to produce between 515,000 and 550,000 ounces of gold in 2025 at cash operating costs of between $845 and $905 per ounce and all-in sustaining costs of between $1,550 and $1,610 per ounce. The Fekola Complex’s total 2025 gold production is anticipated to increase significantly relative to 2024, due to the contribution of higher-grade ore from Fekola underground in the second half of 2025 and Fekola Regional later in the second half of 2025. Fekola Regional is anticipated to contribute between 20,000 and 25,000 ounces of additional gold production in 2025 through the trucking of open pit ore to the Fekola mill, and between 25,000 and 35,000 ounces of gold production is expected from the mining of higher-grade ore at Fekola underground, with production expected to commence in mid-2025. Despite the delay in expected commencement of mining at Fekola Regional due to permit delays, the Company still expects to meet its production guidance from the Fekola Complex in 2025.

The Fekola Complex is projected to process 9.56 million tonnes of ore during 2025 at an average grade of 1.84 g/t gold with a process gold recovery of 93.4%. Gold production is budgeted to be weighted approximately 40% to the first half of 2025 and 60% to the second half of 2025.

Masbate Mine – Philippines

	Three months ended
	March 31,
	2025	2024

Gold revenue ($ in thousands)	129,393	98,967
Gold sold (ounces)	44,450	47,700
Average realized gold price ($/ ounce)	2,911	2,075
Tonnes of ore milled	2,278,032	2,169,462
Grade (grams/ tonne)	0.83	0.99
Recovery (%)	75.9	72.4
Gold production (ounces)	46,369	49,782
Production costs ($ in thousands)	38,016	42,771
Cash operating costs(1) ($/ gold ounce sold)	855	897
Cash operating costs(1) ($/ gold ounce produced)	833	835
Total cash costs(1) ($/ gold ounce sold)	1,021	1,010
All-in sustaining costs(1) ($/ gold ounce sold)	1,206	1,219
Capital expenditures ($ in thousands)	7,733	8,530
Exploration ($ in thousands)	420	821
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong performance with first quarter of 2025 gold production of 46,369 ounces, above budget by 13% (5,327 ounces) and 7% (3,413 ounces) lower than the first quarter of 2024. For the first quarter of 2025, mill feed grade was 0.83 g/t compared to budget of 0.81 g/t and 0.99 g/t in the first quarter of 2024; mill throughput was 2.28 million tonnes compared to budget of 2.02 million tonnes and 2.17 million tonnes in the first quarter of 2024; and gold recovery averaged 75.9% compared to budget of 78.3% and 72.4% in the first quarter of 2024.

The Masbate Mine's cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2025 were $833 per ounce produced ($855 per gold ounce sold) compared to a budget of $1,116 per ounce produced and $835 per ounce produced for the first quarter of 2024. Cash operating costs per ounce produced for the first quarter of 2025 were $283 (25%) per ounce produced lower than budget as a result of higher gold production than budgeted as well as lower operating costs due primarily to lower diesel and HFO costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2025 were $1,206 per gold ounce sold compared to a budget of $1,499 per gold ounce sold and $1,219 per gold ounce sold in the first quarter of 2024. All-in sustaining costs for the first quarter of 2025 were $293 (20%) per gold ounce sold lower than budget as a result of lower than budgeted production costs per gold ounce sold and higher than budgeted gold ounces sold partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price.

Capital expenditures in the first quarter of 2025 totalled $8 million, primarily consisting of $2 million for a solar plant, $2 million for deferred stripping, $1 million for mobile equipment purchases and rebuilds and $1 million for expansion of the existing TSF.

The Masbate Mine in the Philippines is expected to produce between 170,000 and 190,000 ounces of gold in 2025 at cash operating costs of between $955 and $1,015 per ounce and all-in sustaining costs of between $1,310 and $1,370 per ounce. Gold production at Masbate is expected to be relatively consistent throughout 2025. Masbate is projected to process 8.0 million tonnes of ore at an average grade of 0.88 g/t gold with a process gold recovery of 79.9%. Mill feed will be a blend of mined fresh ore from the Main Vein pit and low-grade ore stockpiles.

Otjikoto Mine - Namibia

	Three months ended
	March 31,
	2025	2024

Gold revenue ($ in thousands)	148,047	106,159
Gold sold (ounces)	51,740	51,450
Average realized gold price ($/ ounce)	2,861	2,063
Tonnes of ore milled	843,057	826,477
Grade (grams/ tonne)	1.96	1.74
Recovery (%)	98.8	98.5
Gold production (ounces)	52,578	45,416
Production costs ($ in thousands)	34,953	28,869
Cash operating costs(1) ($/ gold ounce sold)	676	561
Cash operating costs(1) ($/ gold ounce produced)	594	642
Total cash costs(1) ($/ gold ounce sold)	790	644
All-in sustaining costs(1) ($/ gold ounce sold)	916	958
Capital expenditures ($ in thousands)	3,607	13,813
Exploration ($ in thousands)	1,831	1,789
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, continued to outperform during the first quarter of 2025 producing 52,578 ounces of gold, above budget by 5% (2,578 ounces) and 16% (7,162 ounces) higher compared to the first quarter of 2024. For the first quarter of 2025, mill feed grade was 1.96 g/t compared to budget of 1.89 g/t and 1.74 g/t in the first quarter of 2024; mill throughput was 0.84 million tonnes compared to budget of 0.84 million tonnes and 0.83 million tonnes in the first quarter of 2024; and gold recovery averaged 98.8% compared to budget of 98.0% and 98.5% in the first quarter of 2024.

Cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2025 were $594 per gold ounce produced ($676 per ounce gold sold), compared to a budget of $660 per ounce produced and $642 per ounce produced for the first quarter of 2024. Cash operating costs per ounce produced for the first quarter of 2025 were $66 (10%) per ounce produced lower than budget as a result of higher than budgeted gold production, a weaker than budgeted Namibia foreign exchange rate and lower than budgeted underground costs. Compared to the first quarter of 2024, cash operating costs per ounce produced for the first quarter of 2025 were $48 (7%) lower due primarily to the higher production in the first quarter of 2025 compared to the first quarter of 2024.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2025 were $916 per gold ounce sold compared to a budget of $966 per gold ounce sold and $958 per gold ounce sold in the first quarter of 2024. All-in sustaining costs for the first quarter of 2025 were $50 (5%) per gold ounce sold lower than budget as a result of higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures ($5 million), partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures for the first quarter of 2025 were mainly a result of timing of expenditures and are expected to be incurred later in 2025.

Capital expenditures for the first quarter of 2025 totalled $4 million, consisting mainly of $3 million for Wolfshag underground development.

On February 4, 2025, the Company announced the positive PEA results for the Antelope deposit near the Otjikoto Mine in Namibia. Based on the positive results from the PEA, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost, underground gold mine that can supplement Otjikoto's low-grade stockpile production during the period of 2028 to 2032 and result in a meaningful production profile for Otjikoto into the next decade. The PEA for Antelope indicates an initial mine life of 5 years and total production of 327,000 ounces averaging approximately 65,000 ounce per year over the life-of mine. In combination with the processing of existing low grade stockpiles, production from Antelope has the potential to increase Otjikoto Mine production to approximately 110,000 ounces per year from 2029 through 2032. The Company has approved an initial budget of up to $10 million for 2025 to de-risk the Antelope deposit development schedule by advancing early work planning, project permits, and long lead orders. Technical work including geotechnical, hydrogeological, and metallurgical testing is anticipated to be completed over the next several months. Cost and schedule assumptions will continue to be refined by working with suppliers and contractors, including running a competitive bid process for the development phase of the Antelope deposit. A construction decision is expected in the third quarter of 2025. The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Otjikoto Mine in Namibia is expected to produce between 165,000 and 185,000 ounces of gold in 2025 at cash operating costs of between $695 and $755 per ounce and all-in sustaining costs of between $980 and $1,040 per ounce. Gold production at Otjikoto will be weighted towards the first half of 2025 due to the scheduled conclusion of open pit mining activities in the third quarter of 2025. For the full year 2025, Otjikoto is projected to process a total of 3.4 million tonnes of ore at an average grade of 1.63 g/t gold with a process gold recovery of 98.0%. Processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing ore stockpiles. Open pit mining operations are scheduled to conclude in the third quarter of 2025, while underground mining operations at Wolfshag are expected to continue into 2027. In addition to the economic potential of the Antelope discovery discussed above, exploration results received to date indicate the potential to extend underground production at Wolfshag past 2027.

Goose Project - Canada

The Back River Gold District consists of eight mineral claims blocks along an 80 km belt. The most advanced project in the district, the Goose Project, is nearly complete its construction phase with first gold production anticipated in June 2025. B2Gold’s management team has strong northern construction expertise and the experience to deliver and ramp-up the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex.

B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association ("KIA") is central to the license to operate in the Back River Gold District and will continue to prioritize developing the Project in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot communities.

All planned construction activities in 2024 and early 2025 were completed and project construction and development continue to progress on track. The first four generators in the powerhouse will be commissioned by the end of the first week in May 2025. Availability of the Echo pond tailings line will occur in the first week of June 2025 with mill start-up immediately following. First gold is expected by the end of June 2025 with ramp-up to commercial production expected in the third quarter of 2025. The Company continues to estimate that gold production in 2025 will be between 120,000 and 150,000 ounces.

The 2025 WIR campaign was successfully completed one month ahead of schedule with the transportation of all materials from the Marine Laydown Area to the Goose Project by mid-April 2025. Over 4,000 loads and 80 million litres of fuel were transported over the 2025 WIR.

Development of the open pit and underground mines remain the Company’s primary focus to ensure that adequate material is available for mill startup and that the Echo pit is available for tailings placement. Open pit mining of the Echo pit continues to meet production targets and is scheduled to be completed by May 2025, ready to receive tailings when the mill starts. Mining of the Umwelt open pit commenced in December 2024 and is currently meeting production targets. The Umwelt underground development remains on schedule for the commencement of high-grade stope ore production in the third quarter of 2025.

In the first quarter of 2025, the Company incurred cash expenditures of $95 million (C$136 million) for the Goose Project on construction and development activities.

Based on the construction and mine development cash expenditures incurred to date, combined with the estimated expenditures to be incurred through to first gold pour in the second quarter of 2025, the Company expects to be in-line with the total Goose Project construction and mine development cash expenditure estimate of C$1,540 million, as announced on September 12, 2024. Operating cost guidance for the Goose Project for the second half of 2025 will be released in mid-year 2025 following the commencement of gold production.

Goose Project Opportunities

With first gold production for the Goose Project expected by the end of the second quarter of 2025, B2Gold has begun multiple optimization studies with the goal of maximizing the long-term value of the Back River Gold District. These studies include:

•Evaluating a flotation / concentrate leach process as a potential option to increase gold recovery and reduce operating costs;
•Evaluating the installation of a SAG mill to be paired in conjunction with the existing 4,000 tpd ball mill, which could potentially expand mill throughput capacity (discussed in further detail below);
•Evaluating the viability of constructing and running the Goose Project winter ice road on a less than annual basis;
•Evaluating underground mining methods and the potential to exceed the planned production from the Umwelt underground by increasing the mine production rate through development of more active production levels, and consideration of alternate mine methods to both lower costs and capture additional existing Mineral Resources into the mine plan; and

•Assessing the feasibility of remote operation of surface and underground equipment as it presents an opportunity to optimize production efficiencies and reduce employee transportation costs.

In connection with these studies, B2Gold will be reviewing any regulatory requirements and engaging with the KIA and local communities to ensure any optimization of the Goose Project provides benefits to all stakeholders.

The Company is pursuing multiple optimization studies for the Goose Project, including one study to analyze the potential to increase mill throughput at the Goose Project from 4,000 tpd potentially up to 6,000 tpd, and a separate study analyzing the implementation of a flotation/concentrate leach process which has the potential to increase gold recovery and reduce processing unit costs. The Goose Project is currently permitted for mill throughput of up to 6,000 tpd, so no amendment to the Project Certificate would be required if the Company pursue the mill throughput expansion. The results of these studies are expected to be finalized in late 2025/early 2026. Once the studies are completed, the Company will evaluate the economics of each option and pursue the desired choice.

Gramalote Project - Colombia

The Gramalote Project is located in central Colombia, approximately 230 km northwest of Bogota and 100 km northeast of Medellin, in the Province of Antioquia, which has expressed a positive attitude towards the development of responsible mining projects in the region. Following consolidation of the ownership, B2Gold completed a detailed review of the Gramalote Project, including the higher-grade core of the resource, facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a medium-scale project. The results of the review allowed the Company to determine the optimal parameters and assumptions for the Gramalote PEA, the results of which were announced on June 18, 2024. Based on the positive results from the PEA, B2Gold believes that the Gramalote Project has the potential to become a medium-scale, low-cost open pit gold mine and approved the commencement of a feasibility study.

B2Gold is progressing the feasibility work with the goal of completing a feasibility study by mid-2025. Due to the work completed for previous studies, the work remaining to finalize a feasibility study for the updated medium-scale project is not extensive. The main work programs for the feasibility study include geotechnical and environmental site investigations for the processing plant and waste dump footprints, as well as capital and operating cost estimates.

The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environmental Impact Study is required. B2Gold has commenced work on the modifications to the Environmental Impact Study and expect it to be completed and submitted shortly following the completion of the feasibility study. If the final economics of the feasibility study are positive and B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.
LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At March 31, 2025, the Company had cash and cash equivalents of $330 million (December 31, 2024 - $337 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $174 million (December 31, 2024 - $321 million). During the first quarter of 2025, the Company repaid the outstanding balance of $400 million on the Company's $800 million RCF, leaving $800 million remaining available for future draw downs.

In January 2024, B2Gold entered into a Gold Prepay with a number of its existing lenders. The Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces, representing approximately 12% of expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance for 2026). Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Gold Prepay was executed by Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada.

The Company has a RCF with a syndicate of international banks for an aggregate amount of $800 million, plus a $200 million accordion feature. Draw downs on the RCF can be in either United States or Canadian dollars. The RCF bears interest on a sliding scale based on the Secured Overnight Financing Rate (“SOFR”) or the Canadian Overnight Repo Rate Average ("CORRA") plus term credit spread adjustment in addition to a sliding scale premium between 1.88% to 2.50% based on the Company's net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis between 0.42% and 0.563% based on the Company's net leverage ratio. The term of the RCF is four years, maturing on December 17, 2028. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at March 31, 2025, the Company was in compliance with these debt covenants.

On January 28, 2025, the Company issued Notes with an aggregate principal amount of $460 million. The Notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025 and mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represented a premium of approximately 35% relative to closing sale price of the Shares on January 23, 2025 and is subject to adjustment in certain events. B2Gold has the right to redeem the Notes in certain circumstances and holders have the right to require B2Gold to repurchase their Notes upon the occurrence of certain events. The Notes are the Company's senior unsecured obligations and rank equally with all of the Company's existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes will be structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

The Company has a gold stream arrangement with Wheaton Precious Metals Corp. with a deposit amount of $84 million. The delivery obligation is as follows:

•2.7805% of gold production up to delivery of 87,100 oz;
•1.4405% of gold production up to an aggregate of 134,000 oz; and
•1.005% of gold production thereafter.

The Company has guaranteed any remaining portion of the gold stream deposit amount not satisfied by delivery of ounces.

For the first quarter of 2025, capital expenditures totalled $186 million. The most significant capital expenditures were Fekola Mine expenditures of $64 million, Masbate Mine expenditures of $8 million, Otjikoto Mine expenditures of $4 million, Goose Project expenditures of $95 million, Gramalote Project expenditures of $7 million, and Fekola Regional expenditures of $3 million. Other exploration costs for the first quarter of 2025 totalled $6 million.

As at March 31, 2025, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $8 million for mobile purchases and rebuilds, and $1 million for the new tailings storage facility construction all of which is expected to be incurred in 2025.
•For payments at the Goose Project of $12 million for construction activities, $23 million for mobile equipment, and $3 million for other site infrastructure, all of which is expected to be incurred in 2025.
•For payments at the Masbate Mine of $2 million for the solar plant, and $1 million for capital spares, all of which is expected to be incurred in 2025.
•For payments at the Otjikoto Mine of $2 million for capital spares, all of which is expected to be incurred in 2025.

Derivative financial instruments

Gold collars
During the year ended December 31, 2024, as a requirement of the RCF, the Company entered into a series of 1:1 zero-cost put/call collar contracts for gold with settlement between February 2025 and January 2027. These derivative instruments were not designated as hedges by the Company and were recorded at fair value through profit and loss ("FVTPL").

	2025	2026	2027	Total

Ounces	153,008	200,006	16,637	369,651
Average floor price	$2,450	$2,450	$2,450	$2,450
Average ceiling price	$3,294	$3,294	$3,294	$3,294

The unrealized fair value of these contracts at March 31, 2025 was $(52) million.

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the three months ended March 31, 2025, the Company entered into a series of forward contracts for the purchase of 6 million litres of fuel oil at an average strike price of $0.38 per litre and 11 million litres of gas oil at an average strike price of $0.54 per litre with scheduled settlement between May 2025 and January 2027. The Company's fuel derivative instruments were not designated as hedges and are being recorded at FVTPL.

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at March 31, 2025:

	2025	2026	2027	Total
Forward – fuel oil:
Litres (thousands)	25,563	19,097	830	45,490
Average strike price	$0.43	$0.41	$0.38	$0.44

Forward – gas oil:
Litres (thousands)	30,199	12,171	—	42,370
Average strike price	$0.58	$0.57	$—	$0.58
The unrealized fair value of these contracts at March 31, 2025 was $(1) million.

Operating activities

Cash flow provided by operating activities was $179 million in the first quarter of 2025 compared to $711 million in the first quarter of 2024, a decrease of $532 million due mainly to $500 million of proceeds received from the Gold Prepay in January 2024, higher long-term inventory outflows, higher working capital outflows and higher long-term value added tax receivables outflows, partially offset by higher gold revenues. Cash income and withholding tax payments in the first quarter of 2025 totalled $55 million (first quarter of 2024 - $39 million). Based on actual results for the first quarter of 2025 and revised forecast assumptions, including an average forecast gold price of $2,700 per ounce for the remainder of 2025 (previously $2,250 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2025 of approximately $307 million (previous estimate was $206 million).

Financing activities

During the first quarter of 2025, the Company issued the Notes for net proceeds of $446 million, repaid the $400 million outstanding balance drawn on the RCF, made interest and commitment fee payments of $3 million, made dividend payments of $26 million, made equipment loan facility draw downs of $9 million, made equipment loan facility repayments of $4 million, made principal payments on lease arrangements of $3 million and distributed $8 million to non-controlling interests.

On January 28, 2025, the Company issued the Notes with an aggregate principal amount of $460 million. The Notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025 and mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represented a premium of approximately 35% relative to closing sale price of the Shares on January 23, 2025 and is subject to adjustment in certain events. B2Gold has the right to redeem the Notes in certain circumstances and holders have the right to require B2Gold to repurchase their Notes upon the occurrence of certain events. The Notes are the Company's senior unsecured obligations and rank equally with all of the Company's existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes are structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

During the first quarter of 2025, the Board declared cash dividends for the first quarter of 2025 of $0.02 per common share each (or $0.08 per share on an annualized basis). Returning capital to shareholders remains a foundational element of B2Gold’s capital allocation philosophy. The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the revised intended rate or at all in the future.

The Company has a dividend reinvestment plan ("DRIP"). The DRIP provides B2Gold shareholders residing in Canada and the United States with the opportunity to have the cash dividends declared on all or some of their common shares automatically reinvested into Reinvestment Shares on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by the Company’s Board of Directors. The benefits of enrolling in the DRIP include the convenience of automatic reinvestment of dividends into Reinvestment Shares; flexibility to enroll some or all common shares in the DRIP; and ability to acquire Reinvestment Shares without paying any brokerage fees. Participants in the DRIP will acquire Reinvestment Shares issued from a Treasury Purchase at a price equal to the volume weighted average price of the Company’s common shares on the Toronto Stock Exchange for the five consecutive trading days immediately preceding a dividend payment date, subject to a possible discount, in the Company’s sole discretion, of up to 5%. For the dividend declared on February 19, 2025, no discount was offered.

This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

On April 1, 2025, the Toronto Stock Exchange accepted the notice of B2Gold’s intention to implement a normal course issuer bid, which became effective on April 3, 2025 and will expire no later than April 2, 2026.

Investing activities

For the first quarter of 2025, the Company’s cash used in investing activities was a net outflow of $195 million. For the first quarter of 2025, capital expenditures totalled $186 million. The most significant capital expenditures were Fekola Mine expenditures of $64 million, Masbate Mine expenditures of $8 million, Otjikoto Mine expenditures of $4 million, Goose Project expenditures of $95 million, Gramalote Project expenditures of $7 million, and Fekola Regional expenditures of $3 million. Other exploration costs for the first quarter of 2025 totalled $6 million. In addition, for the first quarter of 2025, the Company purchased short-term investments of $6 million.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
	$	$
	(000’s)	(000’s)
Fekola Mine, exploration	—	1,302
Masbate Mine, exploration	420	821
Otjikoto Mine, exploration	1,831	1,789
Goose Project, exploration	2,688	2,312
Finland Properties, exploration	478	1,393
Other	179	1,223

	5,596	8,840

B2Gold is planning another year of extensive exploration in 2025 with a budget of approximately $61 million. A significant focus will be on exploration at the Back River Gold District, with the continued goal of enhancing and growing the significant resource base at the Goose Project and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine will be focused on enhancing and increasing the resources at the Antelope deposit. In Mali, an ongoing focus will be on discovery of additional high-grade, sulphide mineralization across the Fekola Complex. In the Philippines, the exploration program at Masbate will continue to focus on new targets located south of the Masbate Mine infrastructure. Early-stage exploration programs will continue in the Philippines and Kazakhstan in 2025. In addition, the search for new joint ventures and strategic investment opportunities will continue, building on existing equity investments in Snowline Gold Corp., Founders Metals Inc., AuMEGA Metals Ltd., and Prospector Metals Corp.
CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its Notes to the annual consolidated financial statements for the year ended December 31, 2024. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

Mineral reserve and resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, the gold stream obligation, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.
Assessment of impairment and reversal of impairment indicators for long-lived assets
The Company applies significant judgement in assessing whether there are indicators of impairment or impairment reversal present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by management in determining whether there are any indicators.
Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of CGUs for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.
Fair value of financial instruments
The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the gold stream obligation, the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.
Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables at March 31, 2025 includes amounts for the Fekola Mine of $240 million (December 31, 2024 - $214 million), for the Masbate Mine of $19 million (December 31, 2024 – $13 million), and for the Gramalote Project of $18 million (December 31, 2024 - $17 million).

Uncertain tax positions
The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR+ at www.sedarplus.ca, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR+ and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be negatively impacted and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended March 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Production costs	89,025	38,016	34,953	161,994
Royalties and production taxes	29,494	7,378	5,934	42,806

Total cash costs	118,519	45,394	40,887	204,800

Gold sold (ounces)	87,808	44,450	51,740	183,998

Cash operating costs per ounce ($/ gold ounce sold)	1,014	855	676	880

Total cash costs per ounce ($/ gold ounce sold)	1,350	1,021	790	1,113

	For the three months ended March 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	85,105	42,771	28,869	156,745	11,905	168,650
Royalties and production taxes	20,395	5,390	4,242	30,027	854	30,881

Total cash costs	105,500	48,161	33,111	186,772	12,759	199,531

Gold sold (ounces)	123,828	47,700	51,450	222,978	11,377	234,355

Cash operating costs per ounce ($/ gold ounce sold)	687	897	561	703	1,046	720

Total cash costs per ounce ($/ gold ounce sold)	852	1,010	644	838	1,121	851
Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended March 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Production costs	89,025	38,016	34,953	161,994
Inventory sales adjustment	1,536	628	(3,746)	(1,582)

Cash operating costs	90,561	38,644	31,207	160,412

Gold produced (ounces)	93,805	46,369	52,578	192,752

Cash operating costs per ounce ($/ gold ounce produced)	965	833	594	832

	For the three months ended March 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	85,105	42,771	28,869	156,745	11,905	168,650
Inventory sales adjustment	(1,922)	(1,224)	272	(2,874)	—	(2,874)

Cash operating costs	83,183	41,547	29,141	153,871	11,905	165,776

Gold produced (ounces)	119,141	49,782	45,416	214,339	11,377	225,716

Cash operating costs per ounce ($/ gold ounce produced)	698	835	642	718	1,046	734
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units/restricted phantom units ("RSUs/DSUs/PSUs/RPUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended March 31, 2025 (dollars in thousands):

	For the three months ended March 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$

Production costs	89,025	38,016	34,953	—	161,994
Royalties and production taxes	29,494	7,378	5,934	—	42,806
Corporate administration	2,937	527	1,349	6,989	11,802
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	15	—	—	3,538	3,553
Community relations	482	102	415	—	999
Reclamation liability accretion	615	345	263	—	1,223
Realized losses on derivative contracts	113	39	23	—	175
Sustaining lease expenditures	919	316	340	427	2,002
Sustaining capital expenditures(2)	46,526	6,862	3,607	—	56,995
Sustaining mine exploration(2)	—	16	493	—	509

Total all-in sustaining costs	170,126	53,601	47,377	10,954	282,058

Gold sold (ounces)	87,808	44,450	51,740	—	183,998

All-in sustaining cost per ounce ($/ gold ounce sold)	1,937	1,206	916	—	1,533
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025 (dollars in thousands):

	For the three months ended March 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Operating mine capital expenditures	64,003	7,733	3,607	75,343
Fekola underground	(17,477)	—	—	(17,477)
Other	—	(871)	—	(871)

Sustaining capital expenditures	46,526	6,862	3,607	56,995

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025 (dollars in thousands):

	For the three months ended March 31, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Operating mine exploration	—	420	1,831	2,251
Regional exploration	—	(404)	(1,338)	(1,742)

Sustaining mine exploration	—	16	493	509

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended March 31, 2024 (dollars in thousands):

	For the three months ended March 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	85,105	42,771	28,869	—	156,745	11,905	168,650
Royalties and production taxes	20,395	5,390	4,242	—	30,027	854	30,881
Corporate administration	2,727	514	1,480	9,417	14,138	561	14,699
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	33	—	—	4,973	5,006	—	5,006
Community relations	145	13	331	—	489	—	489
Reclamation liability accretion	435	301	238	—	974	—	974
Realized gains on derivative contracts	(218)	(144)	(31)	—	(393)	—	(393)
Sustaining lease expenditures	84	318	554	492	1,448	—	1,448
Sustaining capital expenditures(2)	67,870	8,249	12,898	—	89,017	1,755	90,772
Sustaining mine exploration(2)	1,302	734	702	—	2,738	—	2,738

Total all-in sustaining costs	177,878	58,146	49,283	14,882	300,189	15,075	315,264

Gold sold (ounces)	123,828	47,700	51,450	—	222,978	11,377	234,355

All-in sustaining cost per ounce ($/ gold ounce sold)	1,436	1,219	958	—	1,346	1,325	1,345
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 (dollars in thousands):

	For the three months ended March 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	80,562	8,530	13,813	102,905	1,755	104,660
Fekola underground	(11,104)	—	—	(11,104)	—	(11,104)
Road construction	(1,588)	—	—	(1,588)	—	(1,588)
Land acquisition	—	(71)	—	(71)	—	(71)
Other	—	(210)	(915)	(1,125)	—	(1,125)

Sustaining capital expenditures	67,870	8,249	12,898	89,017	1,755	90,772

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 (dollars in thousands):

	For the three months ended March 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,302	821	1,789	3,912	—	3,912
Regional exploration	—	(87)	(1,087)	(1,174)	—	(1,174)

Sustaining mine exploration	1,302	734	702	2,738	—	2,738

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.
A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended
	March 31,
	2025	2024
	$	$
	(000’s)	(000’s)

Net income attributable to shareholders of the Company for the period:	57,587	39,751

Adjustments for non-recurring and significant recurring non-cash items:
Write-down of mining interests	5,118	—
Unrealized losses on derivative instruments	50,875	118
Realized gain on total return swap	(7,731)	—
Change in fair value of gold stream	30,552	10,852
Loss on dilution of associate	—	9,982
Deferred income tax (recovery) expense	(14,551)	20,800

Adjusted net income attributable to shareholders of the Company for the period	121,850	81,503

Basic weighted average number of common shares outstanding (in thousands)	1,318,390	1,303,191

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.09	0.06

SUMMARY OF QUARTERLY RESULTS

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2025	2024	2024	2024	2024	2023	2023	2023
Gold revenue ($ in thousands)	532,107	499,788	448,229	492,569	461,444	511,974	477,888	470,854
Net income (loss) for the period ($ in thousands)	62,564	(9,325)	(631,032)	(34,777)	48,481	(117,396)	(34,770)	91,850
Earnings (loss) per share (1) – basic ($)	0.04	(0.01)	(0.48)	(0.02)	0.03	(0.09)	(0.03)	0.06
Earnings (loss) per share (1) – diluted ($)	0.04	(0.01)	(0.48)	(0.02)	0.03	(0.09)	(0.03)	0.06
Cash flows provided (used) by operating activities ($ in thousands)	178,788	120,544	(16,099)	62,432	710,727	205,443	110,204	194,983
Gold sold (ounces)	183,998	187,793	180,525	210,228	222,978	256,921	248,889	239,100
Average realized gold price ($/ ounce)	2,892	2,661	2,483	2,343	2,069	1,993	1,920	1,969
Gold produced (ounces)	192,752	186,001	180,553	204,241	214,339	270,611	225,052	245,961
Gold produced, total including Calibre equity investment (ounces)	192,752	186,001	180,553	212,508	225,716	288,665	242,838	262,701
Production costs ($ in thousands)	161,994	181,376	192,408	151,299	156,745	164,406	171,425	152,762
(1) Attributable to the shareholders of the Company.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by production costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue. Net income throughout the eight quarters was a function of quarterly revenues, cash operating costs, related taxes and asset impairment charges. The net loss in the third quarter of 2023 included an impairment loss of $112 million impairment charge on the Gramalote Project as a result of the Company's acquisition from AngloGold of the remaining 50% stake in the Gramalote Project. The net loss in the fourth quarter of 2023 included an impairment of $192 million related to the Fekola Complex, net of deferred income tax. The net loss in the second quarter of 2024 included an impairment of $194 million related to the Fekola Complex, net of deferred income tax, partially offset by a gain on sale of mining interests of $49 million and a gain on sale of shares in associate of $17 million. The net loss in the third quarter of 2024 included an impairment of $661 million related to the Goose Project and settlement expenses arising from the MOU Agreement signed with the State of Mali in September 2024 of $84 million partially offset by a gain on sale of mining interests of $8 million. Cash flows used in operating activities in the third quarter of 2024 included the build-up of long-term supplies inventory of $98 million for the Goose Project. The net loss in the fourth quarter of 2024 included the retroactive application of the additional 10% priority dividend at the Fekola Mine resulting in an additional current income tax expense of $13 million.

SUMMARY AND OUTLOOK
The Company is pleased with its positive first quarter of 2025 operating and financial results. The Company is on track to meet its 2025 total gold production guidance of between 970,000 and 1,075,000 ounces. The Company's full year total cash operating costs for the Fekola Complex, Masbate and Otjikoto continue to be forecast between $835 and $895 per gold ounce and total all-in sustaining costs continue to be forecast between $1,460 and $1,520 per gold ounce. Operating cost guidance for the Goose Project for the second half of 2025 will be released in mid-year 2025 following the commencement of gold production.

Upon completion of the construction activities at the Goose Project, the mine is expected to pour first gold in the second quarter of 2025, followed by ramp up to commercial production in the third quarter, and contribute between 120,000 and 150,000 ounces of gold in 2025. Over the first six full calendar years of operation from 2026 to 2031 inclusive, the average annual gold production for the Goose Project is estimated to be approximately 300,000 ounces of gold per year.

The Company is pursuing multiple optimization studies for the Goose Project, including one study to analyze the potential to increase mill throughput at the Goose Project from 4,000 tpd potentially up to 6,000 tpd, and a separate study analyzing the implementation of a flotation/concentrate leach process which has the potential to increase gold recovery and reduce processing unit costs. The Goose Project is currently permitted for mill throughput of up to 6,000 tpd, so no amendment to the Project Certificate would be required if the Company pursues the mill throughput expansion. The results of these studies are expected to be finalized in late 2025/early 2026. Once the studies are completed, the Company will evaluate the economics of each option and pursue the desired choice.

Based on the positive PEA results for the Antelope deposit at the Otjikoto Mine released in February 2025, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost underground gold mine that can supplement the low-grade stockpile production during the period from 2028 to 2032 and result in meaningful production profile for Otjikoto into the next decade.

The Company expects to complete a feasibility study for its wholly owned Gramalote Project in Colombia by mid-2025. The feasibility study will include modifications to the processing plant and infrastructure locations and therefore a Modified Environmental Impact Study will also be required. Work on the modifications to the Environmental Impact Study are well advanced and the Company expects it to be completed and submitted shortly following the completion of the feasibility study. If the final economics of the feasibility study are positive and the Company makes the decision to develop the Gramalote Project as an open pit gold mine, the Company will utilize its proven internal mine construction team to build the mine and mill facilities.

The Company's ongoing strategy is to continue to maximize responsible profitable production from its existing mines, maintain a strong financial position, realize the potential increase in gold production from the Company's existing development projects, continue exploration programs across the Company's robust land packages, evaluate new exploration, development and production opportunities and continue to return capital to shareholders.
OUTSTANDING SHARE DATA
At May 7, 2025, 1,321,372,840 common shares were outstanding. In addition, there were approximately 47.2 million stock options outstanding with exercise prices ranging between Cdn.$3.37 to Cdn.$8.53 per share, approximately 4.6 million RSUs outstanding and approximately 6.9 million PSUs outstanding.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates.

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2025; projected gold production, cash operating costs and all-in sustaining costs (on a consolidated and mine by mine basis in 2025 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Project; total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025, with cash operating costs of between $835 and $895 per ounce and all-in sustaining costs of between $1,460 and $1,520 per ounce; B2Gold's continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$1,190 million and the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production being approximately C$350 million and the cost for reagents and other working capital items being C$330 million; the Goose Project producing approximately 300,000 ounces of gold per year for the first full six years of production; the potential for first gold production in the second quarter of 2025 from the Goose Project and the estimates of such production and the potential ramp-up to commercial production by the end of the third quarter of 2025; the receipt of the exploitation permit for Fekola Regional and Fekola Regional production expected to commence in the second half of 2025; the receipt of a permit for Fekola underground and Fekola underground commencing operation in mid-2025; the potential for the Antelope deposit to be developed as an underground operation and contribute up to 65,000 per year during the low-grade stockpile processing in 2029 through 2032 and the Otjikoto Mine producing an average of approximately 110,000 ounces per year during that period; the timing and results of a feasibility study on the Gramalote Project and the results thereof; the potential to develop the Gramalote Project as an open pit gold mine; planned 2025 exploration budgets for Canada, Mali, Namibia, the Philippines and Kazakhstan and other grassroots projects; and the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The projected range of all-in sustaining costs includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United State issuers. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, B2Gold is not required to provide disclosure on its mineral properties under the SEC Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained in this MD&A may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of

B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

QUALIFIED PERSONS

William Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.